SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ANNUAL INFORMATION UPDATE (AIU)

FOR RYANAIR HOLDINGS PLC

In compliance with

Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005)

1.   Introduction

Ryanair Holdings plc published its Annual Report on the 25 July 2011 and is submitting its AIU to the Exchange as required under Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005). We are also publishing the AIU via an RIS today and making it available in the Investor Section of our website, www.ryanair.com.

2.   Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months together with the date of the release.

This includes all announcements and filings made under the rules of the ISE, the UKLA and the NASDAQ markets. This also includes all Companies Registration office ('CRO') filings during the period, which are listed separately from the market filings.

ISE/UKLA/NASDAQ FILINGS

Date	Announcement
09/08/2011	Notice of AGM
09/08/2011	Director/PDMR Shareholding
05/08/2011	Transaction in Own Shares
05/08/2011	Purchase of Own Securities
03/08/2011	Ryanair's July Traffic Grows 6%
02/08/2011	Ryanair Rejects Dept of Transport Claims
02/08/2011	Total Voting Rights
28/07/2011	Aer Lingus response to judgement by UK CAT
28/07/2011	Ryanair to appeal CAT's ruling
27/07/2011	Ryanair to Launch Complaint against BAA Stansted for overcharging and monopoly abuses
26/07/2011	Holding(s) in Company
26/07/2011	Annual Financial Report
25/07/2011	1st Quarter Results
22/07/2011	Holding(s) in Company
21/07/2011	Holding(s) in Company
19/07/2011	Ryanair Welcomes Competition Commission's Decision
12/07/2011	Ryanair announces new base (no 45) in Manchester
05/07/2011	June Passenger Figures 2011
01/07/2011	Transparency Rule 20 Announcement
24/06/2011	Holding(s) in Company
21/06/2011	Ryanair and Comac Sign MOU in Paris
17/06/2011	Ryanair Condemns DAA Fat Cat's latest quango role
03/06/2011	Ryanair's May traffic grows 11%
02/06/2011	Directorate Change
01/06/2011	Company Free-float Analysis
01/06/2011	Total Voting Rights
01/06/2011	Holding(s) in Company
25/05/2011	UK admits Ash Red Zone "in wrong place"
23/05/2011	Final Results
13/05/2011	Ryanair Welcomes DAA Chairman's Resignation
10/05/2011	Holding(s) in Company
05/05/2011	Holding(s) in Company
04/05/2011	Ryanair's April Traffic Grows 10%
03/05/2011	Total Voting Rights
12/04/2011	Holding(s) in Company
04/04/2011	Ryanair's March Traffic Grows 8%
01/04/2011	Total Voting Rights
03/03/2011	Ryanair's February traffic grows 5%
01/03/2011	Company Free-Float Analysis
28/02/2011	Total Voting Rights
28/02/2011	2010 preliminary results
25/02/2011	"Very Concerned" at ?32.5M Provision in Aer Lingus
17/02/2011	Holding(s) in Company
16/02/2011	Interim Management Statement
03/02/2011	Ryanair's January Traffic Grows 5%
01/02/2011	Total Voting Rights
01/02/2011	Ryanair Adds 11 New Marseille Summer Routes
31/01/2011	3rd Quarter Results
06/01/2011	Ryanair's December Traffic Grows
04/01/2011	Aer Lingus response to OFT announcement
04/01/2011	Ryanair to Appeal the OFT
04/01/2011	Merger Update
04/01/2011	Total Voting Rights
17/12/2010	Main Securities Market Notice
14/12/2010	Ryanair announce cuts to 2011 German operations
13/12/2010	Brochure of Particulars
08/12/2010	Blocklisting Interim Review
06/12/2010	Holding(s) in Company - Replacement
03/12/2010	Ryanair's November Traffic Grows 2%
01/12/2010	Ryanair to Open Three New Bases on the Canary Islands
01/12/2010	Holding(s) in Company
30/11/2010	Total Voting Rights
30/11/2010	Company Free-float Analysis
30/11/2010	Director/PDMR Shareholding Replacement
30/11/2010	Director/PDMR Shareholding Replacement
29/11/2010	Half-yearly Report
26/11/2010	Director/PDMR Shareholding
26/11/2010	Director/PDMR Shareholding
25/11/2010	Aviation Alliance Calls Overhaul of Export Credit
19/11/2010	Director/PDMR Shareholding
10/11/2010	Holding(s) in Company
05/11/2010	Holding(s) in Company
05/11/2010	Annual Information Update 2009-2010
03/11/2010	Ryanair's October Traffic Grows 14%
01/11/2010	Total Voting Rights
01/11/2010	Half Yearly Report
29/10/2010	Aer Lingus response to OFT announcement
29/10/2010	Ryanair Calls On OFT To Close 'Out Of Time' Query
29/10/2010	Merger Update
14/10/2010	Holding(s) in Company
13/10/2010	Ryanair Announces Closure Of Marseille Base
13/10/2010	Ryanair Welcomes BAA Court Of Appeal Ruling
04/10/2010	Holding(s) in Company
04/10/2010	HOL - Holding(s) in Company
04/10/2010	Ryanair's September Traffic Grows 12%
30/09/2010	Total Voting Rights
30/09/2010	Ryanair Announces First Estonian Routes
29/09/2010	Holding(s) in Company
23/09/2010	Directorate Change
22/09/2010	Result of AGM
22/09/2010	Ryanair Calls For EU Action To Reform Europe's ATC
22/09/2010	Holding(s) in Company
21/09/2010	Holding(s) in Company
07/09/2010	Notice of AGM and Dividend Payment details
07/09/2010	Replacement: Notice of AGM
07/09/2010	Ryanair Wins Court Victory Against Atrapalo
06/09/2010	Notice of AGM
06/09/2010	Holding(s) in Company
06/09/2010	Ryanair's August Traffic Grows 12%
01/09/2010	Company Free-float Analysis
31/08/2010	Total Voting Rights
31/08/2010	Ryanair to close Belfast City base
27/08/2010	Holding(s) in Company
06/08/2010	Interim Management Statement

COMPANIES REGISTRATION OFFICE FILINGS

Date	Announcement
19/05/2011	B10 Change in Director or Secretary
15/03/2011	B5 Return of Allotments
15/03/2011	B5 Return of Allotments
15/03/2011	B5 Return of Allotments
10/03/2011	B5 Return of Allotments
10/03/2011	B5 Return of Allotments
10/03/2011	B5 Return of Allotments
02/11/2010	Interim Accounts (Section 49(5) of the 83 Act)
26/10/2010	B5 Return of Allotments
04/10/2010	G1- SR Alteration to Memorandum of Association
30/09/2010	B5 return of Allotments
27/09/2010	B10 Change in Director or Secretary
16/08/2010	B5 Return of Allotments

3.   Availability of the full text of the announcements/filings

All announcements prescribed by and released pursuant to the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority will be available on the ISE website. NASDAQ filings will be available on the EDGAR website. Copies of any filings made with the CRO will be available from the CRO.

4.   Accuracy of the information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

End

For further information
Juliusz Komorek - Ryanair	Joe Carmody - Edelman
00 3535 1 812 1212	00 353 1 678 9333

11 August 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  11 August, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary